Exhibit 99.1

Telesat Canada Announces Completion of Tender Offer
for Its Outstanding 11.0% Senior Notes

OTTAWA, CANADA, May 29, 2012 – Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), announced today the completion of its tender offer (the "Tender Offer") to purchase any and all of its outstanding 11.0% Senior Notes due 2015 (the "Senior Notes") issued under an indenture dated as of June 30, 2008 (the “Senior Indenture”).

The Tender Offer expired at midnight, New York City time, on (and at the end of) May 25, 2012 (the "Expiration Date").  No Senior Notes were validly tendered after the expiration of the consent payment deadline on May 11, 2012 at 5 p.m., New York City time (the "Consent Date") and before the Expiration Date. In total, including those Senior Notes validly tendered and not withdrawn prior to the Consent Date, Telesat received tenders from holders of $238.7 million aggregate principal amount, or approximately 34.5%, of its Senior Notes prior to the Expiration Date.

As previously announced, Telesat intends to redeem the Senior Notes that remain outstanding after completion of the Tender Offer in accordance with the terms of the Senior Indenture. On May 14, 2012, Telesat provided notice to the trustee under the Senior Indenture of such redemption and has irrevocably deposited cash with the trustee in respect of the Senior Notes in an amount sufficient to redeem the outstanding Senior Notes.  The notice of redemption specifies a redemption date of June 14, 2012.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “will”, “expected”, “would”, “intends” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC.  This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 13 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)